FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

      2Q13 Earnings Release

Net income up 35.8% to R$ 327 million

São Paulo, Brazil, July 23, 2013 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo [BM&FBOVESPA: VVAR3] announce their results for the second quarter of 2013 (2Q13). The results are presented in the segments as follows: GPA Food, formed by supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties, gas stations and drugstores; and GPA Consolidated, formed by GPA Food and Viavarejo (Casas Bahia and Pontofrio brick-and-mortar stores) and Nova Pontocom's e-commerce operations: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, PartiuViagens.com.br, e-Plataforma and Atacado Pontofrio). More information on the results of the subsidiary Via Varejo S.A. can be found in its respective earnings release disclosed on this date.

GPA Consolidated

Gross sales revenue reached R$ 14.919 billion

▪       Gross sales revenue totaled R$ 14.919 billion, up 10.4% over 2Q12. In 1H13, excluding the effect of early Easter, sales increased by 10.1%;

▪     33 new stores added 29,000 square meters to sales area in the period. Sales area increased 2.2% year-to-date;

▪        Same-store growth reached 7.3%, benefited by Viavarejo’s same-store growth increase;

▪        EBITDA at R$ 609 million, impacted by Other Operating Expenses and Revenues amounting to R$ 350 million in the period. The EBITDA adjusted by these effects increased 20.6%, with margin at 7.2%;

▪      Sales, general and administrative expenses as percentage of net sales revenue decline in all operations. In GPA Consolidated, it declined from 20.5% to 19.5% in 2Q13.

GPA Food

Gross sales revenue up 8.8% in 2Q13, with adjusted EBITDA margin at 7.0%

▪        Gross sales revenue, excluding real estate projects, totaled R$ 7.984 billion, up 8.8% over 2Q12;

▪        Increase in expansion pace: 29 new stores in 2Q13. Sales area increased 2.9% year-to-date;

▪        Same-store growth of 4.8% in food categories, due to the early Easter, which was in 1Q13;

▪     EBITDA at R$ 253 million, impacted by Other Operating Expenses and Revenues of R$ 260 million in the period. EBITDA adjusted by these effects would be R$ 512 million, with EBITDA margin at 7.0%.

	GPA Consolidated						GPA Food (ex. real estate projects)			Viavarejo
(R$ million)(1)	2Q13	2Q12	Δ	1H13	1H12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ

Gross Sales Revenue	14,919	13,512	10.4%	29,904	27,172	10.1%	7,984	7,339	8.8%	6,936	6,075	14.2%
Net Sales Revenue	13,383	12,037	11.2%	26,766	24,185	10.7%	7,321	6,622	10.6%	6,062	5,318	14.0%
Gross Profit	3,550	3,229	9.9%	7,084	6,473	9.4%	1,812	1,693	7.0%	1,739	1,438	20.9%
Gross Margin	26.5%	26.8%	-0.3 p.p.	26.5%	26.8%	-0.3 p.p.	24.7%	25.6%	-0.9 p.p.	28.7%	27.0%	1.7 p.p.
EBITDA	609	801	-24.0%	1,471	1,577	-6.7%	253	483	-47.7%	356	220	61.5%
EBITDA Margin(2)	4.5%	6.7%	-2.2 p.p.	5.5%	6.5%	-1.0 p.p.	3.4%	7.3%	-3.9 p.p.	5.9%	4.1%	1.8 p.p.
Adjusted EBITDA	958	794	20.6%	1,829	1,565	16.9%	512	474	8.1%	446	222	100.5%
Adjusted EBITDA Margin	7.2%	6.6%	0.6 p.p.	6.8%	6.5%	0.3 p.p.	7.0%	7.2%	-0.2 p.p.	7.4%	4.2%	3.2 p.p.
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(170)	(164)	3.9%
% of net sales revenue	2.2%	2.4%	-0.2 p.p.	2.1%	2.6%	-0.5 p.p.	1.8%	1.8%	0.0 p.p.	2.8%	3.1%	-0.3 p.p.
Company's net profit	77	245	-68.6%	352	407	-13.6%	(18)	142	-113.0%	95	5	1667.4%
Net Margin	0.6%	2.0%	-1.4 p.p.	1.3%	1.7%	-0.4 p.p.	-0.3%	2.1%	-2.4 p.p.	1.6%	0.1%	1.5 p.p.
Adjusted Net Income	327	241	35.8%	610	400	52.6%	172	136	26.6%	155	7	2112.5%
Adjusted Net Margin	2.4%	2.0%	0.4 p.p.	2.3%	1.7%	0.6 p.p.	2.4%	2.1%	0.3 p.p.	2.6%	0.1%	2.5 p.p.
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization

For better comparability of results, the following comments do not include the results of the real estate projects implemented by the Company in 2Q12 in partnership with construction companies, which generated non-recurring revenue of R$ 98 million.

Sales Performance

	Gross Sales Revenue						Net Sales Revenue
(R$ million)	2Q13	2Q12	Δ	1H13	1H12	Δ	2Q13	2Q12	Δ	1H13	1H12	Δ

GPA Consolidated (ex-real estate projects )	14,919	13,414	11.2%	29,904	27,074	10.5%	13,383	11,939	12.1%	26,766	24,087	11.1%

GPA Food (ex-real estate projects)	7,984	7,339	8.8%	16,132	14,710	9.7%	7,321	6,622	10.6%	14,703	13,278	10.7%
Retail	6,425	6,197	3.7%	13,147	12,436	5.7%	5,887	5,579	5.5%	11,965	11,200	6.8%
Cash and Carry	1,558	1,142	36.4%	2,985	2,273	31.3%	1,434	1,043	37.5%	2,738	2,078	31.8%
GPA Non Food	6,936	6,075	14.2%	13,771	12,364	11.4%	6,062	5,318	14.0%	12,062	10,809	11.6%
Viavarejo - bricks and mortar stores	5,873	5,236	12.2%	11,757	10,633	10.6%	5,113	4,552	12.3%	10,256	9,232	11.1%
Nova Pontocom	1,062	840	26.5%	2,014	1,731	16.4%	949	765	24.1%	1,806	1,577	14.6%
Real Estate Projects	-	98	-	-	98	-	-	98	-	-	98	-

Gross 'Same-Store' Sales Revenue

	2Q13	1H13

GPA Consolidated	7.3%	7.0%

Food	4.8%	7.2%
Non-food	9.3%	6.8%

Consolidated gross sales revenue totaled R$14.919 billion, up 11.2% over 2Q12. GPA Food’s gross revenue increased 8.8% and Viavarejo’s increased 14.2%.

The Company’s focus on expansion enabled the inauguration of 33 new stores in the quarter, of which 23 Minimercado Extra, four Casas Bahia three Assaí, two Pão de Açúcar and one drugstore. During the quarter, over 29,000 square meters were added to the GPA Consolidated’s sales area, which represents an increase of 1.0% over the end of March. From January to June, the area growth was at 2.2%. The company reaffirms its commitment to the area expansion guidance of above 6% for GPA Food and between 2% and 3% for Viavarejo for 2013. Such guidance does not consider the settlement agreement (Termo de Compromisso de Desempenho ‐ TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) – more information about TCD on page 7. Another highlight in the quarter was the performance of Nova Pontocom, which once again posted double-digit growth.

In 1H13, excluding the effect of early Easter, gross sales totaled R$ 29.904 billion, up 10.5% over 1H12.

Same-store sales increased 7.3% in 2Q13, driven by the accelerated same-store growth of Viavarejo in the past quarters.

Sales of the Group’s food categories posted same-store growth of 4.8%, impacted by the early Easter in 2013, which was celebrated in the first quarter. The Company estimates that the impact of the early Easter in the sales growth, in 2Q13, was approximately 300 basis points. Considering the calendar effect, same-store sales would increase by 7.8%, above inflation. Considering the six-month period, in which the calendar effect is not valid, same-store growth was 7.2%, which represents a real growth of 0.5% i.e. deflated by the IPCA inflation index for the last 12 months.

Minimercado Extra and Assaí banners posted double-digit growth in same-store sales.

Sales of the Group’s non-food categories, which include Viavarejo and the non-food categories of Extra Hiper, posted same-store growth of 9.3%, spurred by Viavarejo’s performance. The bricks-and-mortar stores posted ‘same‐store’ sales growth of 9.5%, fueled by the effective marketing campaigns combined with the commercial strategy, in addition to sales related to Mother’s Day. Nova Pontocom posted growth of 26.5% in the quarter, thanks to a price repositioning strategy in its different banners. In real terms, considering the inflation in the electronics, furniture and mattress categories in the past 12 months, as released by the Brazilian Institute of Geography and Statistics (IBGE), weighted by the product mix of the bricks-and-mortar stores and Nova Pontocom, gross revenue sales grew 8.7%.

In the second half of June, popular uprisings in Brazil forced the Company to shut certain stores for some hours at specific periods. The Management believes that the impacts on sales and other expenses were minor and did not significantly affect the 2Q13 performance.

Grupo Pão de Açúcar, through its banners Casas Bahia, Pontofrio and Extra Hiper, participate in the federal government’s ”Minha Casa Melhor” program, launched in June, which offer the beneficiaries of the “Minha Casa, Minha Vida” program a special credit facility to acquire furniture and home appliances. All of the Company’s businesses that sell the items included in the product basket subsidized by the credit facility are committed to meeting the demand of these new consumers.

Operating Performance

	GPA Consolidated (ex. real estate projects)
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	14,919	13,414	11.2%	29,904	27,074	10.5%
Net Sales Revenue	13,383	11,939	12.1%	26,766	24,087	11.1%
Gross Profit	3,550	3,131	13.4%	7,084	6,375	11.1%
Gross Margin	26.5%	26.2%	0.3 p.p.	26.5%	26.5%	0.0 p.p.
Selling Expenses	(2,249)	(2,037)	10.4%	(4,536)	(4,098)	10.7%
General and Administrative Expenses	(365)	(416)	-12.3%	(768)	(854)	-10.1%
Equity Income	4	(3)	-	13	2	484.7%
Other Operating Revenue (Expenses)	(350)	7	-	(358)	12	-
Total Operating Expenses	(2,960)	(2,449)	20.9%	(5,650)	(4,937)	14.4%
% of Net Sales Revenue	22.1%	20.5%	1.6 p.p.	21.1%	20.5%	0.6 p.p.
Depreciation (Logistic)	18	21	-14.1%	37	40	-9.2%
EBITDA (1) (2)	609	703	-13.4%	1,471	1,478	-0.5%
EBITDA Margin	4.5%	5.9%	-1.4 p.p.	5.5%	6.1%	-0.6 p.p.
Adjusted EBITDA (3)	958	696	37.6%	1,829	1,467	24.7%
Adjusted EBITDA Margin	7.2%	5.8%	1.4 p.p.	6.8%	6.1%	0.7 p.p.

(1)      As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)      As from 1Q13, the depreciation recognized in the cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

(3)      The explanation is available on page 11.

The Company’s gross margin increased by 30 basis points, reflecting the price repositioning in food retail, which was supported by a reduction in expenses. As in 1Q13, Assaí banner adopted more competitive prices in the new stores, in line with the banner’s strategy to generate traffic.

In terms of operational efficiency gains, the highlight was the reduction in the ratio between Viavarejo’s selling, general and administrative expenses and net revenue, from 23.1% in 2Q12 to 21.5% in 2Q13, due to the gains of synergy from the Productivity Plan and the higher rationalization of staff, marketing and IT expenses.

In 2Q13, the Company incurred in Other Operating Expenses and Revenues of R$ 350 million. It is worth mentioning the provisions for tax risks (R$ 163 million), effects related to the association between Pontofrio and Casas Bahia (*) (R$ 67 million), restructuring expenses and results from fixed assets (R$ 51 milion) and provisions related to labor claims and others (R$ 69 million).

EBITDA totaled R$ 609 million, due to the recognition of Other Operating Expenses and Revenues, as mentioned above. Adjusted EBITDA, which excludes such Other Operating Expenses and Revenues, would be R$ 958 million, up 37.6%, with ajusted EBITDA margin 7.2%.

In Viavarejo, the further gains of synergies and the implementation of new processes and elimination of operating expenses resulted in an EBITDA growth of 61.5%.

The six-month analysis, which excludes the calendar effect of Easter and the expense mentioned above, EBITDA increased by 24.7%, to R$ 1.829 billion.

(*) Refers to the effects related to the project by external consultants especially hired to analyze the accounting entries related to the association between Pontofrio and Casas Bahia.

GPA Food (Retail and Cash-and-carry stores)

Food Retail (Extra and Pão de Açúcar)

	Food Retail (ex. real estate projects)
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	6,425	6,197	3.7%	13,147	12,436	5.7%
Net Sales Revenue	5,887	5,579	5.5%	11,965	11,200	6.8%
Gross Profit	1,611	1,535	5.0%	3,305	3,106	6.4%
Gross Margin	27.4%	27.5%	-0.1 p.p.	27.6%	27.7%	-0.1 p.p.
Selling Expenses	(974)	(945)	3.1%	(1,987)	(1,883)	5.6%
General and Administrative Expenses	(186)	(170)	9.2%	(379)	(353)	7.5%
Equity Income	3	(2)	-	10	2	380.2%
Other Operating Revenue (Expenses)	(261)	8	-	(284)	(2)	-
Total Operating Expenses	(1,418)	(1,109)	27.9%	(2,641)	(2,235)	18.1%
% of Net Sales Revenue	24.1%	19.9%	4.2 p.p.	22.1%	20.0%	2.1 p.p.
Depreciation (Logistic)	11	10	4.7%	21	19	7.3%
EBITDA	204	436	-53.3%	685	890	-23.0%
EBITDA Margin	3.5%	7.8%	-4.3 p.p.	5.7%	7.9%	-2.2 p.p.
Adjusted EBITDA	465	428	8.6%	969	892	8.7%
Adjusted EBITDA Margin	7.9%	7.7%	0.2 p.p.	8.1%	8.0%	0.1 p.p.

Gross margin decreased by 10 basis points, while selling, general and administrative expenses accounted for 19.7% of net sales revenue, down 30 basis points.

EBITDA was impacted by Other Operating Expenses and Revenues totaling R$ 261.0 million. EBITDA totaled R$ 204 million, down 53.3% over 2Q12. EBITDA adjusted by the above-mentioned effect was R$ 465 million, with margin at 7.9%. Compared to 2Q12, growth would be 8.6%, higher than revenue growth.

Management expects futher reductions on operating expenses over the year which may be converted into lower prices for consumers to increase store traffic. With such strategy, the Company’s market share is expected to increase over the next quarters.

GPA Malls & Properties launched a new brand in June, Conviva, which is based on the neighborhood malls concept and aims to fill the gap between street stores and large commercial centers. Its first project, Conviva Américas, is anchored by an innovative concept of a Pão de Açúcar store, in addition to major sports, baby and gym retail chains, and another 35 satellite stores, including a food court. Conviva attracts customer traffic for the Pão de Açúcar store while diversies the group’s revenue with rental revenue. The project has a gross leasable area of 12,500 square meters. The Company expects to deliver at least 35,000 square meters of new gross leasable area in commercial centers this year.

Cash-and-carry stores (Assaí)

	Cash and Carry
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	1,558	1,142	36.4%	2,985	2,273	31.3%
Net Sales Revenue	1,434	1,043	37.5%	2,738	2,078	31.8%
Gross Profit	200	158	26.5%	375	304	23.5%
Gross Margin	14.0%	15.2%	-1.2 p.p.	13.7%	14.6%	-0.9 p.p.
Selling Expenses	(136)	(102)	32.6%	(259)	(204)	27.1%
General and Administrative Expenses	(17)	(10)	66.4%	(33)	(21)	57.7%
Other Operating Revenue (Expenses)	1.2	0.8	48.8%	1.3	0.3	288.3%
Total Operating Expenses	(152)	(112)	35.6%	(291)	(224)	29.6%
% of Net Sales Revenue	10.6%	10.7%	-0.1 p.p.	10.6%	10.8%	-0.2 p.p.
Depreciation (Logistic)	0.01	0.05	-76.8%	0.08	0.07	18.5%
EBITDA	49	47	4.6%	85	80	6.5%
EBITDA Margin	3.4%	4.5%	-1.1 p.p.	3.1%	3.8%	-0.7 p.p.
Adjusted EBITDA	48	46	3.8%	84	79	5.4%
Adjusted EBITDA Margin	3.3%	4.4%	-1.1 p.p.	3.1%	3.8%	-0.7 p.p.

Gross sales revenue totaled R$ 1.558 billion, up 36.4% over 2Q12, while EBITDA increased 4.6%, with margin at 3.4%. The first stores launched in new states demand more investments in marketing and more competitive prices, which lead to a natural margin contraction in the first months of operation at the newly opened stores in these regions. The success of this strategy is reflected in the sales performance of the recently opened stores, which exceeded initial expectations.

Keeping the aggressive store-opening plan for 2013 and, as already mentioned in 1Q13, the Company in 2Q13 delivered three new Assaí stores - in Ceará, Mato Grosso do Sul and Paraná. In the first six months of 2013, six new stores were opened, of which five were the first stores in their respective states. These six new stores represent 33,160 square meters of sales area and 74,200 square meters of built-up area. In the last 10 months, Assaí doubled the number of states in which it operates, from six to 12.The inauguration of stores in new regions was concentrated in the first half and other eight stores will be delivered in the second half of the year.

The increase in operating expenses continues to lag behind revenue growth. The low-expense business model sustains the more competitive pricing strategy. Management believes that this model will bring operating expenses down to below 10% of net revenue in the medium term.

Electronics and home appliances (Viavarejo bricks-and-mortar stores and Nova Pontocom)

	Viavarejo
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	6,936	6,075	14.2%	13,771	12,364	11.4%
Net Sales Revenue	6,062	5,318	14.0%	12,062	10,809	11.6%
Gross Profit	1,739	1,438	20.9%	3,403	2,966	14.8%
Gross Margin	28.7%	27.0%	1.7 p.p.	28.2%	27.4%	0.8 p.p.
Selling Expenses	(1,139)	(990)	15.1%	(2,290)	(2,011)	13.9%
General and Administrative Expenses	(162)	(236)	-31.3%	(355)	(480)	-25.9%
Equity Income	1	(0)	-	3	0	2156.5%
Other Operating Revenue (Expenses)	(90)	(2)	4276.0%	(76)	13	-
Total Operating Expenses	(1,390)	(1,229)	13.2%	(2,718)	(2,478)	9.7%
% of Net Sales Revenue	22.9%	23.1%	-0.2 p.p.	22.5%	22.9%	-0.4 p.p.
Depreciation (Logistic)	8	11	-31.0%	16	21	-24.6%
EBITDA	356	220	61.5%	701	509	37.8%
EBITDA Margin	5.9%	4.1%	1.8 p.p.	5.8%	4.7%	1.1 p.p.
Adjusted EBITDA	446	222	100.5%	776	495	56.7%
Adjusted EBITDA Margin	7.4%	4.2%	3.2 p.p.	6.4%	4.6%	1.8 p.p.

The operational improvement was coupled with the acceleration in sales. The business posted higher sales growth than in previous quarters. The 180-basis-point increase in EBITDA margin is due to the gain in gross margin, which increased due to a more efficient logistics and increased penetration of sale of services, as well as a reduction in selling, general and administrative expenses as percentage of net revenue.

Furthermore, EBITDA was negatively impacted by Other Operating Expenses and Revenues, which totaled R$ 90 million, mainly due to the adjustments recommended by external consultants especially hired to analyze the accounting entries related to the association between Pontofrio and Casas Bahia. Adjusted EBITDA margin, excluding  the effects mentioned above, would be 7.4% in the 2Q13, up 320 basis point over 2Q12.

The 160-basis-point decrease in selling, general and administrative expenses as a percentage of net sales revenue was due to the synergies captured with the Productivity Plan, mainly due to the greater rationalization of personnel, marketing and IT expenses.

As a result of the settlement agreement (Termo de Compromisso de Desempenho ‐ TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica), 74 stores are in the process of being divested, which together represent approximately 3% of Viavarejo’s gross sales in 2012, as mentioned in a material fact released on 04/17/2013.  The Company will keep its shareholders and the market informed about any developments related to the compliance with the TCD.

In 1H13, EBITDA totaled R$ 701 million, up 37.8% over 1H12. EBITDA margin increased 110 basis points to 5.8%. Adjusted by Other Operating Expenses and Revenues, EBITDA would be R$ 776 million, with margin at 6.4%. The Company reaffirms its EBITDA margin guidance above 6.6% in the year.

Indebtedness

	GPA Consolidated		GPA Food
(R$ million)	06.30.2013	03.31.2013	06.30.2013	03.31.2013

Short Term Debt	(2,112)	(2,577)	(2,022)	(2,239)
Loans and Financing	(1,083)	(1,445)	(1,005)	(1,226)
Debentures	(1,029)	(1,132)	(1,016)	(1,014)
Long Term Debt	(4,545)	(5,008)	(3,733)	(4,189)
Loans and Financing	(1,649)	(2,014)	(1,637)	(1,994)
Debentures	(2,896)	(2,995)	(2,096)	(2,195)
Total Gross Debt	(6,657)	(7,586)	(5,755)	(6,429)
Cash	5,060	6,002	2,707	3,553
Net Debt	(1,597)	(1,584)	(3,048)	(2,875)
Net Debt / EBITDA(1)	0.44x	0.42x	1.53x	1.24x
Payment book - short term	(2,463)	(2,470)	-	-
Payment book - long term	(108)	(115)	-	-
Net Debt with payment book	(4,168)	(4,168)	(3,048)	(2,875)
Net Debt / EBITDA(1)	1.16x	1.10x	1.53x	1.24x

Net debt, including Viavarejo’s payment book operation, totaled R$ 4.168 billion at the end of June. Maturities of loans, financing and debentures are still concentrated in the long term, of which 70% mature in over 12 months.

In 2Q13, net reserves were down by R$ 900 million for the purpose of debt payment, which decreased by the same amount. The net debt/EBITDA ratio stood at 1.16x on 06/30/2013. At the end of June, the Company had cash reserves close to R$ 5 billion. For more information, see the Cash Flow section.

Financial Result

	GPA Consolidated (ex. real estate projects)						GPA Food (ex. real estate projects)			Viavarejo
(R$ million)	2Q13	2Q13	Δ	1S13	1S12	Δ	2Q13	2Q13	Δ	2Q13	2Q13	Δ

Financial Revenue	128	151	-15.2%	271	297	-8.8%	83	123	-32.9%	53	40	33.6%
Financial Expenses	(428)	(436)	-1.8%	(825)	(917)	-10.1%	(212)	(244)	-13.1%	(224)	(204)	9.8%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(170)	(164)	3.9%
% of Net Sales Revenue	2.2%	2.4%	-0.2 p.p.	2.1%	2.6%	-0.5 p.p.	2.2%	2.2%	0.0 p.p.	2.8%	3.1%	-0.3 p.p.
Charges on Net Bank Debt	(57)	(56)	2.6%	(109)	(122)	-10.5%	(69)	(59)	16.7%	11	3	269.3%
Cost of Discount of Receivables of Payment Book	(140)	(116)	20.1%	(260)	(265)	-1.9%	(25)	(23)	6.0%	(115)	(93)	23.6%
Cost of Discount of Receivables of Credit Card	(40)	(41)	-1.3%	(62)	(82)	-24.4%	(36)	(38)	-7.2%	(4)	(2)	101.7%
Restatement of Other Assets and Liabilities	(62)	(72)	-13.0%	(123)	(152)	-18.8%	-	-	-	(62)	(72)	-13.0%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(170)	(164)	3.9%

The ratio of net financial income to net revenue declined during yet another quarter, from 2.4% to 2.2% in 2Q13, for a total net expense of R$ 300 million. Noteworthy was the reduction in expenses with the discount of receivables and charges on net debt, directly resulting from the lower annualized Selic rate in the period, of 7.32% and from the control on payment conditions offered to clients. The Company’s net debt also decreased, due to the cash flow from the food and electronics and home appliances operations.

As in previous quarters, the Company continues to sell its credit card receivables directly to acquirers or banks, without any right of recovery or related obligation. The volume of discounted receivables amounted to R$ 13.742 billion.

Despite the recent increase in the expectations for the Selic base interest rate, the Company reaffirms its guidance released on 04/30/2013, according to which net financial expenses should represent at most 2.3% of the net sales revenue in the consolidated result. In GPA Food, the highest level expected for the year is 1.8%, while in Viavarejo the ceiling is 2.9%. In all cases, the numbers forecast for 2013 are lower than those reported in 2012.

Net Income

	GPA Consolidated (ex. real estate projects)						GPA Food (ex. real estate projects)

(R$ million)	2Q13	2Q12	Δ%	1H13	1H12	Δ%	2Q13	2Q12	Δ%	1H13	1H12	Δ%

EBITDA	609	703	-13.4%	1,471	1,478	-0.5%	253	483	-47.7%	770	970	-20.6%
Depreciation (Logistic)	(18)	(21)	-14.1%	(37)	(40)	-9.2%	(11)	(10)	4.3%	(21)	(19)	7.3%
Depreciation and Amortization	(195)	(177)	10.0%	(390)	(352)	10.9%	(161)	(146)	10.5%	(321)	(283)	13.4%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(237)	(263)	-9.8%
Income Before Income Tax	96	220	-56.5%	490	466	5.2%	(49)	206	-123.6%	190	404	-52.9%
Income Tax	(19)	(73)	-74.2%	(138)	(156)	-11.8%	30	(64)	-	(33)	(115)	-71.4%
Company's net income	77	147	-47.7%	352	309	13.9%	(18)	142	-113.0%	158	289	-45.5%
Net Margin	0.6%	1.2%	-0.6 p.p.	1.3%	1.3%	0.0 p.p.	0.3%	2.1%	-1.8 p.p.	1.1%	2.2%	-1.1 p.p.
Total Nonrecurring	350	(7)		358	(12)		260	(9)		283	1
Income Tax from Nonrecurring	(100)	2		(100)	4		(69)	3		(75)	(0)
Adjusted Net Income	327	143	129.1%	610	302	102.3%	172	136	26.6%	365	290	26.0%
Adjusted Net Margin	2.4%	1.2%	1.2 p.p.	2.3%	1.3%	1.0 p.p.	2.4%	2.1%	0.3 p.p.	2.5%	2.2%	0.3 p.p.

Income before income tax totaled R$ 96 million, down 56.5% over the same period in 2012.

Adjusted net income, which excludes Other Operating Expenses and Revenues, as explained on page 4, was R$ 327 million, up 129.1% over 2Q12.

Adjusted net income in 1H13 increased 102.3% to R$ 610 million. The increase is due to sales growth, the brisk pace of store openings at GPA Food and improved profitability at Viavarejo. The control over financial expenses also positively impacted the first half results.

Simplified cash flow

	GPA Consolidated				GPA Food		Viavarejo

(R$ million)	2Q13	2Q12	1H13	1H12	2Q13	2Q12	2Q13	2Q12

Cash Balance at beginning of period	6,002	3,746	7,086	4,970	3,553	2,831	2,449	915
Cash Flow from operating activities	887	623	603	61	603	655	284	(33)
EBITDA	609	802	1,471	1,577	253	582	356	220
Cost of Discount of Receivables	(143)	(126)	(265)	(282)	(29)	(30)	(114)	(96)
Working Capital	(948)	(1,089)	(1,597)	(2,077)	(80)	(684)	(868)	(405)
Assets and Liabilities Variation	1,369	1,036	994	843	459	787	910	249
Cash Flow from Investment Activities	(483)	(342)	(775)	(544)	(424)	(274)	(59)	(69)
Net Investment	(491)	(311)	(783)	(547)	(433)	(243)	(59)	(69)
Aquisition and Others	8	(31)	8	3	8	(31)	-	-
Change on net cash after investments	404	280	(172)	(484)	178	382	226	(101)
Cash Flow from Financing Activities	(1,369)	1,447	(1,877)	987	(1,024)	1,008	(345)	439
Dividends Payments and Others	(201)	(131)	(201)	(131)	(196)	(131)	(5)	-
Net Proceeds	(1,168)	1,578	(1,676)	1,118	(828)	1,139	(340)	439
Change on net cash	(965)	1,727	(2,049)	503	(846)	1,390	(119)	338
Cash Balance at end of period	5,037	5,473	5,037	5,473	2,707	4,221	2,330	1,253

At the end of 2Q13, the cash position was R$ 5.037 billion. The decrease of R$ 965 million was due to the payment of loans, debentures and dividends. As mentioned in prior quarters, the Company did not have to refinance or hire new debt operations.

The cash flow from operating activities was R$ 887 million, positive in both GPA Food and Viavarejo, even discounting the invested amounts, mostly in new stores, which demonstrates the Company’s ability to accelerate its organic growth without hiring new debt.

Capex

	GPA Consolidated						GPA Food
(R$ million)	2Q13	2Q12	Δ	1H13	1H12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ

New stores and land acquisition	201	155	29.7%	401	231	73.4%	184	119	55.1%	17	36	-53.4%
Store renovations and conversions	118	107	9.8%	239	198	20.9%	80	98	-18.0%	37	9	304.1%
Infrastructure and Others	138	130	6.5%	212	204	3.8%	110	102	8.3%	28	28	0.0%
Total	457	392	16.6%	851	633	34.6%	375	318	17.7%	82	74	11.8%

Consolidated investments totaled R$ 457 million in the quarter, up 16.6% over 2Q12, mainly due to the opening of new stores and land acquisition, for which 44.0% of the investments of the period were directed. Compared to the same period in 2012, the amount was 29.7% higher. As explained in the previous sections, a total of 33 new stores were opend in 2Q13: 23 Minimercado Extra, four Casas Bahia three Assaí, two Pão de Açúcar and one drugstore.

Investments in GPA Food totaled R$ 375 million, up 17.7% over 2Q12. In 2Q13, 49.2% of the total was invested in the opening of new stores and land acquisition, a result of the Company’s strategy of increasing organic growth for this operation, which will deliver 500 new stores by 2015.

For 2013, the Company expects to invest up to R$ 2 billion.

Dividends

Interim dividends for the second quarter of 2013 will total R$ 33.1 million, of which R$ 21.3 million related to preferred shares and R$ 11.8 million to common shares. Shareholders of record on July 31, 2013 will be entitled to receive dividends. As of August 01, 2013, the shares will trade ex-dividends until the payment date. The prepayment of dividends for 2Q13 will be on August, 13, 2013.

Appendix I – Definitions used in this document

Company’s Business: The Company’s business is divided into four segments – food retail, cash and carry, electronics and home appliances retail (bricks and mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store basis in the first 12 months of operation.

Growth and changes: The growth and changes shown in this document refer to the variation compared to the same period in the previous year, except when indicated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM). As from 1Q13, the depreciation recognized in the cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Profitability measure calculated by EBITDA excluding Other Operating Revenues and Expenses. Management uses this measure because it reflects more faithfully the result of the Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise result’s comparability and analysis.

Adjusted net income: Profitability measure calculated by net income excluding Other Operating Revenues and Expenses, discounting the effects on Income Tax and Social Contribution. Management uses this measure because it reflects more faithfully the result of Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise result’s comparability and analysis.

BALANCE SHEET
ASSETS
	GPA Consolidated			GPA Food
	06.30.2013	03.31.2013	06.30.2012	06.30.2013	03.31.2013	06.30.2012
Current Assets	14,910	15,886	16,694	6,566	7,772	9,019
Cash and Marketable Securities	5,060	6,002	5,473	2,707	3,553	4,221
Accounts Receivable	2,486	2,822	2,253	310	686	260
Credit Cards	343	782	389	191	572	181
Payment book	2,127	2,078	1,961	-	-	-
Sales Vouchers and Others	226	155	105	116	110	76
Post-Dated Checks	3	4	4	3	4	4
Allowance for Doubtful Accounts	(214)	(197)	(205)	(0)	(0)	(1)
Resulting from Commercial Agreements	15	25	389	15	25	389
Receivables Fund (FIDC)	-	-	2,381	-	-	1,056
Inventories	5,896	5,676	4,939	2,992	3,041	2,603
Recoverable Taxes	958	834	826	317	239	270
Assets Available for Sale	51	-	-	25	-	-
Expenses in Advance and Other Accounts Receivable	443	527	432	199	228	219
Noncurrent Assets	18,492	18,352	17,261	15,333	15,116	14,278
Long-Term Assets	4,716	4,733	4,405	2,806	2,759	2,564
Accounts Receivables	99	98	556	-	-	462
Paes Mendonça	-	-	462	-	-	462
Payment Book	99	106	102	-	-	-
Others	8	-	-	-	-	-
Allowance for Doubtful Accounts	(8)	(8)	(7)	-	-	-
Inventories	172	172	111	172	172	111
Recoverable Taxes	1,258	1,280	1,030	261	265	212
Fair Value Bartira	361	360	355	361	360	355
Deferred Income Tax and Social Contribution	1,057	1,047	1,185	387	381	426
Amounts Receivable from Related Parties	199	187	146	314	216	178
Judicial Deposits	950	968	899	714	769	730
Expenses in Advance and Others	619	621	123	596	597	92
Investments	374	371	269	280	277	176
Property and Equipment	8,506	8,295	7,554	7,485	7,260	6,617
Intangible Assets	4,897	4,953	5,032	4,761	4,820	4,920
TOTAL ASSETS	33,402	34,238	33,955	21,899	22,888	23,297

LIABILITIES
	GPA Consolidated			GPA Food
	06.30.2013	03.31.2013	06.30.2012	06.30.2013	03.31.2013	06.30.2012
Current Liabilities	13,310	13,675	11,297	6,573	6,984	6,149
Suppliers	5,857	5,769	4,570	2,716	2,874	2,533
Loans and Financing	1,083	1,445	1,581	1,005	1,226	1,406
Payment Book (CDCI)	2,463	2,470	2,227	-	-	-
Debentures	1,029	1,132	792	1,016	1,014	679
Payroll and Related Charges	776	710	837	397	355	372
Taxes and Social Contribution Payable	586	578	180	143	180	81
Dividends Proposed	1	169	1	1	166	1
Financing for Purchase of Fixed Assets	102	105	14	102	105	14
Rents	48	49	44	48	49	44
Acquisition of Companies	68	68	58	68	68	58
Debt with Related Parties	49	78	52	426	400	522
Advertisement	82	84	85	47	44	40
Provision for Restructuring	3	20	9	3	20	9
Tax Payments	143	148	169	139	144	166
Advanced Revenue	85	90	77	9	11	8
Others	935	762	601	451	328	217
Long-Term Liabilities	8,672	9,205	12,151	7,096	7,641	9,338
Loans and Financing	1,649	2,014	1,844	1,637	1,994	1,754
Payment Book (CDCI)	108	115	116	-	-	-
Receivables Fund (FIDC)	-	-	2,437	-	-	1,194
Debentures	2,896	2,995	3,814	2,096	2,195	3,012
Acquisition of Companies	163	158	199	163	158	199
Deferred Income Tax and Social Contribution	1,111	1,136	1,104	1,108	1,133	1,104
Tax Installments	1,109	1,185	1,244	1,068	1,144	1,201
Provision for Contingencies	1,078	795	721	869	628	552
Advanced Revenue	441	454	375	40	37	23
Others	116	354	298	115	353	298
Shareholders' Equity	11,421	11,357	10,507	8,230	8,262	7,810
Capital	6,759	6,711	6,702	5,077	5,077	5,278
Capital Reserves	214	242	202	214	242	202
Profit Reserves	1,801	1,792	1,147	1,801	1,792	1,147
Minority Interest	2,647	2,612	2,456	1,138	1,151	1,183
TOTAL LIABILITIES	33,402	34,238	33,955	21,899	22,888	23,297

	INCOME STATEMENT

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Viavarejo

R$ - Million	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ
Gross Sales Revenue	14,919	13,512	10.4%	14,919	13,414	11.2%	7,984	7,339	8.8%	6,425	6,197	3.7%	1,558	1,142	36.4%	6,936	6,075	14.2%
Net Sales Revenue	13,383	12,037	11.2%	13,383	11,939	12.1%	7,321	6,622	10.6%	5,887	5,579	5.5%	1,434	1,043	37.5%	6,062	5,318	14.0%
Cost of Goods Sold	(9,814)	(8,787)	11.7%	(9,814)	(8,787)	11.7%	(5,499)	(4,918)	11.8%	(4,265)	(4,034)	5.7%	(1,233)	(884)	39.5%	(4,316)	(3,869)	11.6%
Depreciation (Logistic)	(18)	(21)	-14.1%	(18)	(21)	-14.1%	(11)	(10)	4.3%	(11)	(10)	4.7%	(0.01)	(0.05)	-76.8%	(8)	(11)	-31.0%
Gross Profit	3,550	3,229	9.9%	3,550	3,131	13.4%	1,812	1,693	7.0%	1,611	1,535	5.0%	200	158	26.5%	1,739	1,438	20.9%
Selling Expenses	(2,249)	(2,037)	10.4%	(2,249)	(2,037)	10.4%	(1,110)	(1,047)	6.0%	(974)	(945)	3.1%	(136)	(102)	32.6%	(1,139)	(990)	15.1%
General and Administrative Expenses	(365)	(416)	-12.3%	(365)	(416)	-12.3%	(203)	(180)	12.5%	(186)	(170)	9.2%	(17)	(10)	66.4%	(162)	(236)	-31.3%
Equity Income	4	(3)	-	4	(3)	-	3	(2)	-	3	(2)	-	-	-	0.0%	1	(0)	-
Other Operating Revenue (Expenses)	(350)	7	-	(350)	7	-	(260)	9	-	(261)	8	-	1.2	0.8	48.8%	(90)	(2)	4276.0%
Total Operating Expenses	(2,960)	(2,449)	20.9%	(2,960)	(2,449)	20.9%	(1,570)	(1,221)	28.6%	(1,418)	(1,109)	27.9%	(152)	(112)	35.6%	(1,390)	(1,229)	13.2%
Depreciation and Amortization	(195)	(177)	10.0%	(195)	(177)	10.0%	(161)	(146)	10.5%	(148)	(135)	9.6%	(13)	(11)	22.9%	(34)	(31)	7.7%
Earnings before interest and Taxes - EBIT	395	603	-34.4%	395	505	-21.7%	81	327	-75.3%	45	291	-84.5%	36	36	-0.8%	315	178	76.7%
Financial Revenue	128	151	-15.2%	128	151	-15.2%	83	123	-32.9%	77	120	-35.8%	6	3	71.6%	53	40	33.6%
Financial Expenses	(428)	(436)	-1.8%	(428)	(436)	-1.8%	(212)	(244)	-13.1%	(202)	(235)	-14.1%	(10)	(9)	13.8%	(224)	(204)	9.8%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(300)	(285)	5.2%	(129)	(121)	7.0%	(125)	(116)	8.4%	(4)	(5)	-23.1%	(170)	(164)	3.9%
Income Before Income Tax	96	318	-69.9%	96	220	-56.5%	(49)	206	-123.6%	(80)	175	-145.7%	32	31	3.0%	144	14	924.3%
Income Tax	(19)	(73)	-74.2%	(19)	(73)	-74.2%	30	(64)	-	41	(61)	-	(11)	(4)	212.4%	(49)	(9)	462.0%
Net Income - Company	77	245	-68.6%	77	147	-47.7%	(18)	142	-113.0%	(39)	115	-134.1%	21	27	-24.1%	95	5	1667.4%
Minority Interest - Noncontrolling	35	(9)	-	35	(9)	-	(24)	(27)	-12.5%	(24)	(27)	-12.5%	-	-	-	48	4	1184.8%
Net Income - Controlling Shareholders (1)	42.1	255	-83.5%	42	157	-73.1%	5	169	(0.97)	(15)	142	-	21	27	-24.1%	48	2	2719.6%
Net Income per Share	0	1	-83.5%	0	1	-73.6%
Nº of shares (million) ex-treasury shares	264	263	0.4%	264	263	0.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	609	801	-24.0%	609	703	-13.4%	253	483	-47.7%	204	436	-53.3%	49	47	4.6%	356	220	61.5%
Adjusted EBITDA	958	794	20.6%	958	696	37.6%	512	474	8.1%	465	428	8.6%	48	46	3.8%	446	222	100.5%

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Viavarejo

% Net Sales Revenue
	2Q13	2Q12		2Q13	2Q12		2Q13	2Q12		2Q13	2Q12		2Q13	2Q12		2Q13	2Q12
Gross Profit	26.5%	26.8%		26.5%	26.2%		24.7%	25.6%		27.4%	27.5%		14.0%	15.2%		28.7%	27.0%
Selling Expenses	16.8%	16.9%		16.8%	17.1%		15.2%	15.8%		16.5%	16.9%		9.5%	9.8%		18.8%	18.6%
General and Administrative Expenses	2.7%	3.5%		2.7%	3.5%		2.8%	2.7%		3.2%	3.0%		1.2%	1.0%		2.7%	4.4%
Equity Income	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Other Operating Revenue (Expenses)	2.6%	0.1%		2.6%	0.1%		3.5%	0.1%		4.4%	0.1%		-0.1%	0.1%		1.5%	0.0%
Total Operating Expenses	22.1%	20.3%		22.1%	20.5%		21.4%	18.4%		24.1%	19.9%		10.6%	10.7%		22.9%	23.1%
Depreciation and Amortization	1.5%	1.5%		1.5%	1.5%		2.2%	2.2%		2.5%	2.4%		0.9%	1.0%		0.6%	0.6%
EBIT	3.0%	5.0%		3.0%	4.2%		1.1%	4.9%		0.8%	5.2%		2.5%	3.4%		5.2%	3.3%
Net Financial Revenue (Expenses)	2.2%	2.4%		2.2%	2.4%		1.8%	1.8%		2.1%	2.1%		0.3%	0.5%		2.8%	3.1%
Income Before Income Tax	0.7%	2.6%		0.7%	1.8%		0.7%	3.1%		1.4%	3.1%		2.2%	2.9%		2.4%	0.3%
Income Tax	0.1%	0.6%		0.1%	0.6%		0.4%	1.0%		0.7%	1.1%		0.8%	0.3%		0.8%	0.2%
Net Income - Company	0.6%	2.0%		0.6%	1.2%		0.3%	2.1%		0.7%	2.1%		1.4%	2.6%		1.6%	0.1%
Minority Interest - noncontrolling	0.3%	0.1%		0.3%	0.1%		0.3%	0.4%		0.4%	0.5%		0.0%	0.0%		0.8%	0.1%
Net Income - Controlling Shareholders (1)	0.3%	2.1%		0.3%	1.3%		0.1%	2.6%		0.3%	2.5%		1.4%	2.6%		0.8%	0.0%
EBITDA	4.5%	6.7%		4.5%	5.9%		3.4%	7.3%		3.5%	7.8%		3.4%	4.5%		5.9%	4.1%
Adjusted EBITDA	7.2%	6.6%		7.2%	5.8%		7.0%	7.2%		7.9%	7.7%		3.3%	4.4%		7.4%	4.2%
(1) Net Income after noncontrolling shareholders

	INCOME STATEMENT

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (excl. empreendimentos imob.)			Cash and Carry			Viavarejo

R$ - Million	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?
Gross Sales Revenue	29,904	27,172	10.1%	29,904	27,074	10.5%	16,132	14,710	9.7%	13,147	12,436	5.7%	2,985	2,273	31.3%	13,771	12,364	11.4%
Net Sales Revenue	26,766	24,185	10.7%	26,766	24,087	11.1%	14,703	13,278	10.7%	11,965	11,200	6.8%	2,738	2,078	31.8%	12,062	10,809	11.6%
Cost of Goods Sold	(19,645)	(17,671)	11.2%	(19,645)	(17,671)	11.2%	(11,002)	(9,849)	11.7%	(8,639)	(8,075)	7.0%	(2,363)	(1,774)	33.2%	(8,643)	(7,822)	10.5%
Depreciation (Logistic)	(37)	(40)	-9.2%	(37)	(40)	-9.2%	(21)	(19)	7.3%	(21)	(19)	7.3%	(0)	(0)	18.5%	(16)	(21)	-24.6%
Gross Profit	7,084	6,473	9.4%	7,084	6,375	11.1%	3,681	3,410	7.9%	3,305	3,106	6.4%	375	304	23.5%	3,403	2,966	14.8%
Selling Expenses	(4,536)	(4,098)	10.7%	(4,536)	(4,098)	10.7%	(2,246)	(2,086)	7.7%	(1,987)	(1,883)	5.6%	(259)	(204)	27.1%	(2,290)	(2,011)	13.9%
General and Administrative Expenses	(768)	(854)	-10.1%	(768)	(854)	-10.1%	(412)	(374)	10.3%	(379)	(353)	7.5%	(33)	(21)	57.7%	(355)	(480)	-25.9%
Equity Income	13	2	4.85	13	2	4.85	10	2	3.80	10	2	3.80	-	-	0.0%	3	0	21.57
Other Operating Revenue (Expenses)	(358)	12	-	(358)	12	-	(283)	(1)	-	(284)	(2)	-	1	0	288.3%	(76)	13	0.0%
Total Operating Expenses	(5,650)	(4,937)	14.4%	(5,650)	(4,937)	14.4%	(2,931)	(2,459)	19.2%	(2,641)	(2,235)	18.1%	(291)	(224)	29.6%	(2,718)	(2,478)	9.7%
Depreciation and Amortization	(390)	(352)	10.9%	(390)	(352)	10.9%	(321)	(283)	13.4%	(296)	(263)	12.7%	(25)	(21)	22.2%	(69)	(68)	0.5%
Earnings before interest and Taxes - EBIT	1,044	1,184	-11.8%	1,044	1,086	-3.9%	428	667	-35.9%	368	608	-39.4%	59	59	0.9%	616	419	47.0%
Financial Revenue	271	297	-8.8%	271	297	-8.8%	177	229	-22.6%	166	218	-26.6%	11	11	4.7%	107	89	19.8%
Financial Expenses	(825)	(917)	-10.1%	(825)	(917)	-10.1%	(415)	(492)	-15.7%	(395)	(462)	-14.5%	(20)	(30)	-35.3%	(423)	(446)	-5.2%
Net Financial Revenue (Expenses)	(554)	(620)	-10.7%	(554)	(620)	-10.7%	(237)	(263)	-9.8%	(229)	(244)	-3.6%	(8)	(20)	-57.4%	(317)	(357)	-11.4%
Income Before Income Tax	490	564	-13.1%	490	466	5.2%	190	404	-52.9%	139	365	-63.3%	51	39	30.1%	300	62	383.2%
Income Tax	(138)	(156)	-11.8%	(138)	(156)	-11.8%	(33)	(115)	(0.71)	(15)	(110)	(0.87)	(18)	(5)	277.7%	(105)	(42)	151.3%
Net Income - Company	352	407	-13.6%	352	309	13.9%	158	289	-45.5%	125	255	-53.3%	33	34	-4.3%	195	20	862.4%
Minority Interest - Noncontrolling	74	(14)	-	74	(14)	-	(24)	(27)	-12.5%	(24)	(27)	-12.5%	-	-	-	97	13	626.7%
Net Income - Controlling Shareholders (1)	278.7	421	-33.8%	279	323	-13.8%	181	316	(0.43)	148	282	(0.49)	33	34	-4.3%	97	7	1324.3%
Net Income per Share	1	2	-34.1%	1	1	-16.2%
Nº of shares (million) ex-treasury shares	264	263	0.4%	264	263	0.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,471	1,577	-6.7%	1,471	1,478	-0.5%	770	970	-20.6%	685	890	-23.0%	85	80	6.5%	701	509	37.8%
Adjusted EBITDA

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (excl. empreendimentos imob.)			Cash and Carry			Viavarejo

% Net Sales Revenue
	1H13	1H12		1H13	1H12		1H13	1H12		1H13	1H12		1H13	1H12		1H13	1H12
Gross Profit	26.5%	26.8%		26.5%	26.5%		25.0%	25.7%		27.6%	27.7%		13.7%	14.6%		28.2%	27.4%
Selling Expenses	16.9%	16.9%		16.9%	17.0%		15.3%	15.7%		16.6%	16.8%		9.5%	9.8%		19.0%	18.6%
General and Administrative Expenses	2.9%	3.5%		2.9%	3.5%		2.8%	2.8%		3.2%	3.2%		1.2%	1.0%		2.9%	4.4%
Equity Income	0.0%	0.0%		0.0%	0.0%		0.1%	0.0%		0.1%	0.0%		0.0%	0.0%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.3%	0.0%		1.3%	0.0%		1.9%	0.0%		2.4%	0.0%		0.0%	0.0%		0.6%	0.1%
Total Operating Expenses	21.1%	20.4%		21.1%	20.5%		19.9%	18.5%		22.1%	20.0%		10.6%	10.8%		22.5%	22.9%
Depreciation and Amortization	1.5%	1.5%		1.5%	1.5%		2.2%	2.1%		2.5%	2.3%		0.9%	1.0%		0.6%	0.6%
EBIT	3.9%	4.9%		3.9%	4.5%		2.9%	5.0%		3.1%	5.4%		2.2%	2.8%		5.1%	3.9%
Net Financial Revenue (Expenses)	2.1%	2.6%		2.1%	2.6%		1.6%	2.0%		1.9%	2.2%		0.3%	0.9%		2.6%	3.3%
Income Before Income Tax	1.8%	2.3%		1.8%	1.9%		1.3%	3.0%		1.2%	3.3%		1.9%	1.9%		2.5%	0.6%
Income Tax	0.5%	0.6%		0.5%	0.6%		0.2%	0.9%		0.1%	1.0%		0.7%	0.2%		0.9%	0.4%
Net Income - Company	1.3%	1.7%		1.3%	1.3%		1.1%	2.2%		1.0%	2.3%		1.2%	1.7%		1.6%	0.2%
Minority Interest - noncontrolling	0.3%	0.1%		0.3%	0.1%		0.2%	0.2%		0.2%	0.2%		0.0%	0.0%		0.8%	0.1%
Net Income - Controlling Shareholders (1)	1.0%	1.7%		1.0%	1.3%		1.2%	2.4%		1.2%	2.5%		1.2%	1.7%		0.8%	0.1%
EBITDA	5.5%	6.5%		5.5%	6.1%		5.2%	7.3%		5.7%	7.9%		3.1%	3.8%		5.8%	4.7%
Adjusted EBITDA	6.8%	6.5%		6.8%	6.1%		7.2%	7.3%		8.1%	8.0%		3.1%	3.8%		6.4%	4.6%
(1) Net Income after noncontrolling shareholders

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	06.30.2013	06.30.2012

Net Income for the period	352	407
Adjustment for Reconciliation of Net Income
Deferred Income Tax	(5)	53
Income of Permanent Assets Written-Off	14	3
Depreciation and Amortization	427	392
Interests and Exchange Variation	464	563
Adjustment to Present Value	2	(1)
Equity Income	(13)	(2)
Provision for Contingencies	288	67
Provision for low and losses of fixed assets	3	(0)
Share-Based Compensation	24	19
Allowance for Doubtful Accounts	23	195
Net profit/loss on shareholder interest	-	(24)
Provision for Obsolescence and Retail Loss	(16)	(27)
Swap revenue	-	(97)
Deferred Revenue	(31)	(24)
Extraordinary Expenses	188	-
	1,720	1,524
Asset (Increase) Decreases
Accounts Receivable	116	299
Inventories	(136)	572
Taxes recoverable	(146)	(215)
Financial Instrument - Rede Duque	-	(51)
Other assets	(111)	(82)
Related Parties	(83)	(59)
Judicial Deposits	(156)	(96)
	(516)	367
Liability (Increase) Decrease
Suppliers	(371)	(1,653)
Payroll and Charges	47	78
Taxes and Contribuitions	(155)	(200)
Other Accounts Payable	(99)	(55)
Marketable Securities	(23)	-
	(602)	(1,830)
Net Cash Generated from (Used in) Operating Activities	602	61

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	GPA Consolidated
	06.30.2013	06.30.2012

Aquisição de empresas	8	3
Aumento de capital em controladas	-	0
Aquisição de bens do ativo imobilizado	(768)	(555)
Aumento do ativo intangível	(59)	(30)
Venda de bens do imobilizado	44	37
Caixa líquido de aquisições	-	0

Caixa líquido gerado (utilizado nas) atividades de investimento	(774)	(544)

Cash Flow from Financing Activities	-	-
Increase (Decrease) of Capital	11	13
Funding and Refinancing	2,408	4,567
Payments	(3,782)	(3,326)
Interest Paid	(313)	(136)
Dividend Payments	(201)	(131)

Net Cash Generated from (used in) Financing Activities	(1,877)	987

Cash and Cash Equivalents at the Beginning of the Year	7,086	4,970
Cash and Cash Equivalents at the End of the Year	5,037	5,473
Change in Cash and Cash Equivalent	(2,049)	503

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q13%		2Q12%		Δ	1H13%		1H12%		Δ

Pão de Açúcar	1,462	9.8%	1,374	10.2%	6.4%	2,965	9.9%	2,722	10.0%	8.9%
Extra Hiper	3,307	22.2%	3,313	24.5%	-0.2%	6,827	22.8%	6,671	24.6%	2.3%
Minimercado Extra	103	0.7%	55	0.4%	88.0%	196	0.7%	108	0.4%	81.9%
Extra Supermercado	1,166	7.8%	1,084	8.0%	7.5%	2,397	8.0%	2,228	8.2%	7.6%
Assaí	1,558	10.4%	1,142	8.5%	36.4%	2,985	10.0%	2,273	8.4%	31.3%
Others Business (1)	387	2.6%	370	2.7%	4.6%	762	2.5%	708	2.6%	7.7%
GPA Food	7,984	53.5%	7,339	54.3%	8.8%	16,133	53.9%	14,709	54.1%	9.7%
Real Estate Projects	-	-	98	0.7%	-	-	-	98	0.4%	-
Pontofrio	1,433	9.6%	1,279	9.5%	12.0%	2,916	9.8%	2,658	9.8%	9.7%
Casas Bahia	4,441	29.8%	3,957	29.3%	12.2%	8,841	29.6%	7,975	29.4%	10.9%
Nova Pontocom	1,062	7.1%	840	6.2%	26.5%	2,014	6.7%	1,731	6.4%	16.3%
Viavarejo (2)	6,935	46.5%	6,075	45.0%	14.2%	13,771	46.1%	12,364	45.5%	11.4%
GPA Consolidated	14,919	100.0%	13,512	100.0%	10.4%	29,904	100.0%	27,172	100.0%	10.1%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q13%		2Q12%		Δ	1H13%		1H12%		Δ

Pão de Açúcar	1,334	10.0%	1,232	10.2%	8.3%	2,689	10.0%	2,445	10.1%	10.0%
Extra Hiper	2,988	22.3%	2,941	24.4%	1.6%	6,124	22.9%	5,922	24.5%	3.4%
Minimercado Extra	97	0.7%	51	0.4%	89.9%	184	0.7%	100	0.4%	82.9%
Extra Supermercado	1,084	8.1%	988	8.2%	9.8%	2,215	8.3%	2,031	8.4%	9.0%
Assaí	1,434	10.7%	1,043	8.7%	37.5%	2,738	10.2%	2,078	8.6%	31.8%
Others Business (1)	384	2.9%	367	3.0%	4.7%	755	2.8%	701	2.9%	7.6%
GPA Food	7,321	54.7%	6,621	55.0%	10.6%	14,703	54.9%	13,278	54.9%	10.7%
	-	-	98	0.8%	-	-	-	98	0.4%	-
Pontofrio	1,246	9.3%	1,121	9.3%	11.2%	2,535	9.5%	2,328	9.6%	8.9%
Casas Bahia	3,866	28.9%	3,432	28.5%	12.7%	7,721	28.8%	6,904	28.5%	11.8%
Nova Pontocom	949	7.1%	765	6.4%	24.1%	1,806	6.7%	1,577	6.5%	14.6%
Viavarejo (2)	6,062	45.3%	5,318	44.2%	14.0%	12,062	45.1%	10,809	44.7%	11.6%
GPA Consolidated	13,383	100.0%	12,037	100.0%	11.2%	26,766	100.0%	24,185	100.0%	10.7%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

SALES BREAKDOWN (% of Net Sales)

	GPA Consolidated				GPA Food
	2Q13	2Q12	1H13	1H12	2Q13	2Q12	1H13	1H12

Cash	41.1%	40.0%	41.8%	37.7%	52.9%	52.8%	53.3%	53.0%
Credit Card	48.5%	49.2%	48.1%	45.9%	38.8%	39.8%	38.5%	39.5%
Food Voucher	4.4%	4.0%	4.4%	3.7%	8.2%	7.3%	8.1%	7.3%
Credit	6.0%	6.9%	5.7%	6.4%	0.1%	0.1%	0.1%	0.1%
Post-Dated Checks	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%
Payment Book	5.9%	6.8%	5.7%	6.3%	-	-	-	-

	STORES OPENINGS/CLOSINGS PER BANNER
	03/31/2012	Opened	Closed	06/30/2013

Pão de Açúcar	163	2	-	165
Extra Hiper	138	-	-	138
Extra Supermercado	209	-	-	209
Minimercado Extra	119	23	1	141
Assaí	64	3	-	67
Other Business	241	1	-	242
Gas Satation	85	-	-	85
Drugstores	156	1	-	157
GPA Food	934	29	1	962
Pontofrio	396	-	1	395
Casas Bahia	572	4	-	576
GPA Consolidated	1,902	33	2	1,933

Sale Area ('000 m2)
GPA Food	1,589			1,614
GPA Consolidated	2,997			3,026

# of employees ('000)	151			151

2Q13 Results Conference Call and Webcast
Wednesday, July 24, 2013
11:00 a.m. (Brasília time) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Conference call in Portuguese (original language)
55 11 2188-0155

Conference call in English (simultaneously translated)
1 646 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0155
Access code for Portuguese audio: 23975738
Access code for English audio: 23975739

http://www.gpari.com.br

CONTACTS

Investor Relations – GPA and Viavarejo Phone: +55 11 3886-0421 Fax: +55 11 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA
Phone: +55 11 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations - Viavarejo
Phone: +55 11 4225-9228
imprensa@viavarejo.com.br  | imprensa@casasbahia.com.br

Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Imprensa
@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732/ Extra: 0800-115060 Pontofrio: +55 11 4002-3388/Casas Bahia: +55 11 3003-8889

The financial information contained in the financial statements is presented in accordance with the accounting practices adopted in Brazil and refers to the second quarter of 2013 (2Q13), except where otherwise noted, with comparisons made over the same period last year.

Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors.

For the calculation of EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6. The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2013 was 6.70%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations). Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens and e-Hub). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.